United States securities and exchange commission logo





                             June 2, 2023

       Kevin Berryman
       Chief Financial Officer
       JACOBS SOLUTIONS INC.
       1999 Bryan Street Suite 1200
       Dallas, Texas 75201

                                                        Re: JACOBS SOLUTIONS
INC.
                                                            Form 10-K for the
year ended September 30, 2022
                                                            Filed on November
21, 2022
                                                            Form 8-K filed on
February 7, 2023
                                                            File No. 001-07463

       Dear Kevin Berryman:

               We have reviewed your May 26, 2023 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 26, 2023 letter.

       Form 8-K filed on February 7, 2023

       Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax
       Expense from Continuing Operations, page 14

   1. We note your response to our comment number 6. Given that the Other income tax adjustment items are
arrived at by calculating the difference between the projected annual
                                                        Non-GAAP income tax
rate applied to the respective quarter   s pretax income and the
                                                        actual tax rate
computed for the respective quarters during the year under ASC 740-
                                                        270; please tell us how
you considered whether the Non GAAP measure substitutes an
                                                        individually tailored
recognition and measurement method for those of GAAP which
                                                        results in a misleading
non-GAAP measure that violates Rule 100(b) of Regulation G.
                                                        Please refer to
Question 100.04 of the Compliance and Disclosure Interpretations on Non-
 Kevin Berryman
JACOBS SOLUTIONS INC.
June 2, 2023
Page 2
         GAAP Financial Measures for guidance.
      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.



FirstName LastNameKevin Berryman                     Sincerely,
Comapany NameJACOBS SOLUTIONS INC.
                                                     Division of Corporation
Finance
June 2, 2023 Page 2                                  Office of Real Estate &
Construction
FirstName LastName